UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OFF 1934

For the Fiscal Year Ended December 31, 2002

CUMMINS INC.
(Name of issuer of the securities held pursuant to the plan)

Indiana (State or other Jurisdiction of Incorporation)	1-4949 (Commission File Number)	35-0257090 (I.R.S. Employer Identification No.)

                                    500 Jackson Street
                                        P. O. Box 3005
                               Columbus, IN  47202-3005

                      (Principal Executive Office)  (Zip Code)

(812) 377-5000
(Registrant's telephone number, including area code)

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR CONSOLIDATED DIESEL COMPANY, INC. EMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002 AND 2001

(Full title of the plan)

                                                         CUMMINS INC. AND AFFILIATES
                                                        RETIREMENT AND SAVINGS PLAN
                                FOR CONSOLIDATED DIESEL COMPANY, INC. EMPLOYEES

                                                                       TABLE OF CONTENTS

                                                               DECEMBER 31, 2002 AND 2001

                                                                                                                                                             Page

Independent Auditor's Report                                                                                                                  1

Financial Statements:

   Statements of Net Assets Available for Benefits as of December 31, 2002
    and 2001                                                                                                                                                2

   Statement of Changes in Net Assets Available for Benefits for the Year Ended
    December 31, 2002                                                                                                                               3

   Notes to Financial Statements                                                                                                             4 - 7

Supplemental Schedules*

* As the Plan is a member of the Cummins Inc. and Affiliates Retirement and Savings Plan Master Trust (Master
Trust"), the schedules of assets (held at end of year), at December 31, 2002 and of reportable transactions for the year ended December 31, 2002 of the Master Trust have been certified by the Master Trustee and have been separately filed with the Department of Labor.  Other Supplemental Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of labor's rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                                                                                                                                                          Page 1

                         INDEPENDENT AUDITOR'S REPORT

To the Benefits Policy Committee and
  Participants of the Cummins Inc. and
  Affiliates Retirement and Savings Plan for Consolidated
  Diesel Company, Inc. Employees
Columbus, Indiana

We have audited the accompanying statement of net assets available for benefits of the Cummins Inc. and Affiliates Retirement and Savings Plan for Consolidated Diesel Company, Inc. Employees (the "Plan") as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of Cummins Inc. and Affiliates Retirement and Savings Plan for Consolidated Diesel Company, Inc. Employees as of December 31, 2001, were audited by other auditors whose report dated July 5, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

                                                                                                BLUE & CO., LLC

June 16, 2003

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR CONSOLIDATED DIESEL COMPANY, INC. EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
Assets:
Investment in Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust, at fair value	$ 31,499,034	$ 33,799,558

Receivables:
Employer contributions	543,096	651,664
Employee contributions	338	-0-
Total receivables	543,434	651,664

Total assets	32,042,468	34,451,222

Liabilities:
Excess contributions refundable	12,074	-0-

Net assets available for benefits	$ 32,030,394	$ 34,451,222

See accompanying notes to financial statements.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR CONSOLIDATED DIESEL COMPANY, INC. EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
 YEAR ENDED DECEMBER 31, 2002

Additions:
Contributions:
Employer	$ 1,268,621
Employee	2,596,621

Total additions	3,865,242

Deductions:
Plan interest in Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust investment loss	3,308,429
Benefits paid to participants	2,977,641

Total deductions	6,268,070

Net decrease in net assets available for benefits	(2,420,828)

Net assets available for benefits:
Beginning of year	34,451,222

End of year	$ 32,030,394

See accompanying notes to financial statements.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR CONSOLIDATED DIESEL COMPANY, INC. EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 and 2001

1.   DESCRIPTION OF THE PLAN

The following description of the Cummins Inc. and Affiliates Retirement and Savings Plan for Consolidated Diesel Company, Inc. Employees (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plan by Cummins Inc. and Affiliates (collectively, the "Company").  Eligible employees are employees of Consolidated Diesel Company, Inc.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Master Trust

The Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust ("Master Trust") holds the assets of the Plan and the following Company-sponsored plans:

         Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees;

         Cummins Inc. and Affiliates Retirement and Savings Plan for ONAN Corporation Employees;

         Cummins Inc. and Affiliates Retirement and Savings Plan for Lubricant Consultants, Inc. Employees;

         Cummins Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees; and

         Nelson Retirement and Savings Plan

The trustee for the Master Trust is The Vanguard Group.

Contributions

Participants may contribute up to 50% of their eligible pay through a combination of pre-tax and after-tax contributions. Participants may direct their contributions in any of thirteen investment options, including Cummins Inc. common stock.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR CONSOLIDATED DIESEL COMPANY, INC. EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 and 2001

Matching Contributions

The Company matches participant contributions in amounts ranging from 50% of the first $1,800 of participant wages contributed to 50% of the first 6%, or 50% of the first 2% of participant wages contributed, based on the participant's employing company, as defined.  The matching contribution is made in the form of cash.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings.  Allocations of Plan earnings are made daily and are based upon the participant's weighted average account balance for the day, as described in the Plan document.

Vesting

Participants are fully vested in all employee and employer contributions and earnings thereon at all times.

Benefit Payments

Upon termination of employment or retirement, account balances are paid either as a lump-sum distribution or annual installments not to exceed the lesser of 15 years or the life expectancy of the participant and/or joint life expectancy of the participant and beneficiary, and commence no later than the participant reaching age 70-1/2.  The Plan also permits hardship withdrawals from participant pre-tax contributions and actual earnings thereon.  Participants may also withdraw their after-tax contributions.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account.  The Trustee shall vote all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.

Participant Loans

A participant can obtain a loan up to a maximum of the lesser of $50,000 or 50% of the participant's account balance.  Loans are secured by the participant's account balance and bear interest at the prime rate plus one percent, and mature no later than 4½ years from the date of the loan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR CONSOLIDATED DIESEL COMPANY, INC. EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 and 2001

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investments

The Plan's investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, determined primarily by quoted market prices, except for the fixed income fund.  The fixed income fund consists primarily of insurance contracts and bank investment contracts with various insurance companies and is stated at contract value as the investments are fully benefit-responsive.  The contract values represent contributions made under the contracts, plus earnings, less withdrawals and administrative expenses.  Withdrawals or transfers from the fund are valued at contract value.

Allocation of Master Trust Assets and Transactions

The investment income and expenses of the Master Trust are allocated to each plan based on the relationship of the Plan's investment balances to the total Master Trust investment balances.

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Master Trust invests in various securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses

Substantially all costs of administering the Plan are paid by the Company.

3.   INVESTMENTS IN MASTER TRUST

The Plan's investments are held in the Master Trust.  The assets of the Master Trust are held by The Vanguard Group.  At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was 3.9% and 3.6%, respectively.  The following investments are held by the Master Trust as of December 31:

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR CONSOLIDATED DIESEL COMPANY, INC. EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 and 2001

	2002	2001

Cummins Inc. common stock fund	$ 127,464,060	$ 151,709,584
Fixed income fund	284,260,001	275,387,498
Registered investment companies	374,857,991	490,368,677
Participant loans	12,602,563	13,791,544
Total	$ 799,184,615	$ 931,257,303

Investment income (loss) for the Master Trust for the year ended December 31, 2002 is as follows:

Net depreciation in fair value of investments:
Cummins Inc. common stock	$ (36,304,709)
Registered investment companies	(92,442,068)

Interest	16,430,601
Dividends	4,816,054

4.   TAX STATUS

The Plan received a favorable determination letter dated September 11, 2002 in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code").  The Plan has been amended since receiving that determination letter.  The Company and its counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   RELATED PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by The Vanguard Group, and shares of Cummins Inc.  The Vanguard Group is the trustee of the Master Trust and Cummins Inc. is the Plan Sponsor; therefore, transactions with these parties qualify as party-in-interest transactions.

6.   CONTINGENCY

The Plan is currently undergoing an audit by the Internal Revenue Service for plan years 1999 through 2001.  As this audit is not  yet complete, the financial statements do not reflect any potential liability related to this audit.  In addition, the Company is not aware of any potential plan disqualification issues that have arisen during this audit.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR CONSOLIDATED DIESEL COMPANY, INC. EMPLOYEES

(Name of Plan)

By     ____________________________
           David C. Wright
           Secretary - Benefits
           Policy Committee

Date:  June 30, 2003